KEVIN A. PRAKKE

kprakke@maupintaylor.com

December 18, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Mail Stop 3720
Washington, D.C.  20549
Attention:  Gopal Dharia, Senior Staff Accountant

Re:          VCampus Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed on March 31, 2006
File No. 0-21421

Ladies and Gentlemen:

We write this letter on behalf of our client VCampus Corporation (the “Company”) in response to the comments of the staff of the SEC with respect to the above-captioned filing, as set forth in the staff’s comment letter dated December 12, 2006.  This response letter has been numbered to coincide with the staff’s comment letter.

Staff Comment:

Report of the Independent Registered Public Accounting Firm, Page F-2

1.  Please ask your auditors — Reznick Group, P.C. to tell us if they are registered with the PCAOB as required by Section 102 of the Sarbanes-Oxley Act of 2002.  If your auditors are not registered, please amend the filing to include financial statements that are audited by a firm registered with the PCAOB.  Also, tell us if the auditors are licensed to practice in the State of Virginia.

Securities and Exchange Commission

December 18, 2006

Response:

1.  The Company respectfully advises the staff that its auditors, Reznick Group, P.C., has advised the Company in writing that they are registered with the PCAOB as required by Section 102 of the Sarbanes-Oxley Act of 2002 and that they are duly licensed to practice in the State of Virginia.   Be advised that Reznick Group, P.C. recently changed their name.  They formerly operated under the name Reznick Fedder & Silverman, so perhaps their registration still shows up under their prior name.

In connection with this response letter, the Company acknowledges that:

(1)          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)          Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

The Company respectfully submits that the foregoing response is appropriately responsive to the staff’s comment contained in the comment letter.  We request that if the staff has any further comments, the staff direct them to the undersigned as soon as practicable.  We appreciate the responsiveness of the staff to date.

Sincerely,

/s/ Kevin A. Prakke

Kevin A. Prakke

cc:           Nat Kannan
                Christopher Nelson